UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TILE SHOP HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88677Q109

(CUSIP Number)

Louise Mary Garbarino

Nabron International, Inc.

2nd Floor, Le Prince de Galles
3-5 Avenue des Citronniers
MC98000 Monaco

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 88677Q109

1	NAME OF REPORTING PERSONS Nabron International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,832,282 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,832,282 (2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,832,282 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) This statement on Schedule 13D is filed by Nabron International, Inc. (“Nabron”), Noble Resources Limited (“Noble”), Raymond Long Sing Tang (“Tang”), Lars Soren Sorensen (“Sorensen”), and Louise Mary Garbarino (“Garbarino” and, together with Nabron, Noble, Tang, and Sorensen, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

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(2) Includes 14,832,282 shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Tile Shop Holdings, Inc. (the “Issuer”) held by Nabron. Tang, Sorensen, and Garbarino are the members of the board of directors of Nabron, hold shared voting and dispositive power over the securities held by Nabron, and may be deemed to beneficially own the securities held by Nabron.

(3) Calculated based on 42,891,985 shares of Common Stock issued and outstanding as of November 19, 2012, as disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) on December 13, 2012.

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 CUSIP NO. 88677Q109

1	NAME OF REPORTING PERSONS Noble Resources Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,704,741 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,704,741 (2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,704,741 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

 (1) This statement on Schedule 13D is filed by the Reporting Persons The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2) Includes 314,399 shares of Common Stock held by Noble and 2,390,342 shares of Common Stock issuable upon exercise of warrants held by Noble. Tang, Sorensen, and Garbarino are the members of the board of directors of Noble, hold shared voting and dispositive power over the securities held by Noble, and may be deemed to beneficially own the securities held by Noble.

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(3) Calculated based on 42,891,985 shares of Common Stock issued and outstanding as of November 19, 2012, as disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) on December 13, 2012.

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 CUSIP NO. 88677Q109

1	NAME OF REPORTING PERSONS Raymond Long Sing Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,537,023 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,537,023 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,537,023 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13D is filed by the Reporting Persons The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2) Includes 14,832,282 shares of Common Stock held by Nabron, 314,399 shares of Common Stock held by Noble, and 2,390,342 shares of Common Stock issuable upon exercise of warrants held by Noble. Tang, Sorensen, and Garbarino are the members of the board of directors of Nabron and Noble, hold shared voting and dispositive power over the securities held by Nabron and Noble, and may be deemed to beneficially own the securities held by Nabron and Noble.

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(3) Calculated based on 42,891,985 shares of Common Stock issued and outstanding as of November 19, 2012, as disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) on December 13, 2012.

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 CUSIP NO. 88677Q109

1	NAME OF REPORTING PERSONS Lars Soren Sorensen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,537,023 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,537,023 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,537,023 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13D is filed by the Reporting Persons The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2) Includes 14,832,282 shares of Common Stock held by Nabron, 314,399 shares of Common Stock held by Noble, and 2,390,342 shares of Common Stock issuable upon exercise of warrants held by Noble. Tang, Sorensen, and Garbarino are the members of the board of directors of Nabron and Noble, hold shared voting and dispositive power over the securities held by Nabron and Noble, and may be deemed to beneficially own the securities held by Nabron and Noble.

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(3) Calculated based on 42,891,985 shares of Common Stock issued and outstanding as of November 19, 2012, as disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) on December 13, 2012.

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 CUSIP NO. 88677Q109

1	NAME OF REPORTING PERSONS Louise Mary Garbarino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,537,023 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,537,023 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,537,023 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13D is filed by the Reporting Persons The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2) Includes 14,832,282 shares of Common Stock held by Nabron, 314,399 shares of Common Stock held by Noble, and 2,390,342 shares of Common Stock issuable upon exercise of warrants held by Noble. Tang, Sorensen, and Garbarino are the members of the board of directors of Nabron and Noble, hold shared voting and dispositive power over the securities held by Nabron and Noble, and may be deemed to beneficially own the securities held by Nabron and Noble.

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(3) Calculated based on 42,891,985 shares of Common Stock issued and outstanding as of November 19, 2012, as disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) on December 13, 2012.

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Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2012 (the “Initial Schedule”) on behalf of the Reporting Persons. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Initial Schedule. All items or responses not described herein remain as previously reported in the Initial Schedule.

Item 4.	Purpose of Transaction.

Item 4 of the Initial Schedule is hereby amended and supplemented to add the following:

On December 18, 2012, Nabron sold 2,613,150 shares of Common Stock in a secondary public offering (the “Offering”) pursuant to an Underwriting Agreement, dated as of December 12, 2012, by and among the Issuer, Robert A. Rucker and Timothy C. Clayton, as Attorneys-in-Fact acting on behalf of the selling stockholders named on Schedule I thereto (including Nabron), and Citigroup Global Markets Inc. and Robert W. Baird & Co. Incorporated, as representatives on behalf of the underwriters named in Schedule II thereto (the “Underwriting Agreement”).

In connection with the Offering, the parties to the lock-up agreement pertaining to the Closing Shares that was entered into in connection with the Business Combination (the “Original Lock-Up Agreement”) waived the applicability of the Original Lock-Up Agreement with respect to the shares of Common Stock sold by Nabron in the Offering pursuant to the Underwriting Agreement.

In connection with the Offering, Nabron entered into a lock-up agreement (the “Secondary Lock-Up Agreement”) pursuant to which it agreed that, for a period of 90 days from the date of the final prospectus related to the Offering, it will not, without the prior written consent of Citigroup and Robert W. Baird & Co. Incorporated, dispose of or hedge any shares or any securities convertible into or exchangeable for Common Stock, subject to (i) extension in certain circumstances and (ii) waiver or release by Citigroup and Robert W. Baird & Co. Incorporated in their sole discretion.

The foregoing descriptions of the Underwriting Agreement and Secondary Lock-Up Agreement are qualified in their entirety by reference to the full text of the Underwriting Agreement and Secondary Lock-Up Agreement, respectively, which were filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-185180) filed with the Commission on December 10, 2012, and which are incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer.

(a), (b), (c) The information contained on the cover pages to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 5, as applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained on the cover pages to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

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Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Statement (incorporated by reference to Exhibit 1 to the Initial Schedule filed with the Commission on August 29, 2012)

2.	Underwriting Agreement, dated as of December 12, 2012, by and among the Issuer, Robert A. Rucker and Timothy C. Clayton, as Attorneys-in-Fact acting on behalf of the selling stockholders named on Schedule I thereto, and Citigroup Global Markets Inc. and Robert W. Baird & Co. Incorporated, as representatives on behalf of the underwriters named in Schedule II thereto, including form of Secondary Lock-Up Agreement (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-185180) filed by the Issuer with the Commission on December 10, 2012)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2012

For and on behalf of
NABRON INTERNATIONAL, INC.

By:	/s/ Raymond Long Sing Tang /s/ Louise Mary Garbarino
Name: Raymond Long Sing Tang/Louise Mary Garbarino
Title: Authorized Signatures

For and on behalf of
NOBLE RESOURCES LIMITED

By:	/s/ Raymond Long Sing Tang /s/ Louise Mary Garbarino
Name: Raymond Long Sing Tang/Louise Mary Garbarino
Title: Authorized Signatures

/s/ Raymond Long Sing Tang
Name: Raymond Long Sing Tang

/s/ Lars Soren Sorensen
Name: Lars Soren Sorensen

/s/ Louise Mary Garbarino
Name: Louise Mary Garbarino

EXHIBIT INDEX

Exhibit No.	Description

1.	Joint Filing Statement (incorporated by reference to Exhibit 1 to the Initial Schedule filed with the Commission on August 29, 2012)

2.	Underwriting Agreement, dated as of December 12, 2012, by and among the Issuer, Robert A. Rucker and Timothy C. Clayton, as Attorneys-in-Fact acting on behalf of the selling stockholders named on Schedule I thereto, and Citigroup Global Markets Inc. and Robert W. Baird & Co. Incorporated, as representatives on behalf of the underwriters named in Schedule II thereto, including form of Secondary Lock-Up Agreement (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-185180) filed by the Issuer with the Commission on December 10, 2012)